B2GOLD CORP.
NOTICE OF ANNUAL GENERAL MEETING
to be held June 14, 2013

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the “Meeting”) of the Shareholders of B2GOLD CORP. (the “Company”) will be held in the Versailles A Room, Sutton Place Hotel, 845 Burrard Street, Vancouver, British Columbia on Friday, June 14, 2013 at 2:00 p.m. (Vancouver time) for the following purposes:

1.	To receive and consider the consolidated financial statements for the fiscal year ended December 31, 2012, together with the auditor’s report thereon.

2.	To set the number of Directors of the Company at eight.

3.	To elect Directors of the Company for the ensuing year.

4.	To appoint the Auditor of the Company for the ensuing year and to authorize the Directors to fix the remuneration to be paid to the Auditor.

5.	To transact such other business as may properly come before the Meeting, or any adjournment or adjournments thereof.

The Board of Directors has fixed the close of business on May 10, 2013 as the record date for determining shareholders who are entitled to receive notice and to vote at the Meeting. No person who becomes a shareholder of the Company after the record date will be entitled to vote or act at the Meeting or any adjournment thereof.

Accompanying this Notice of Meeting are: (i) the consolidated financial statements of the Company for the fiscal year ended December 31, 2012, together with the auditor’s report thereon, and the related management’s discussion and analysis; (ii) the management information circular; (iii) a form of proxy; and (iv) an annual financial statement request form.

The accompanying management information circular provides information relating to the matters to be addressed at the Meeting and is deemed to form part of this Notice. Copies of any documents to be considered, approved, ratified and adopted or authorized at the Meeting will be available for inspection at the registered and records office of the Company at 1600 – 925 West Georgia Street, Vancouver, British Columbia V6C 3L2, during normal business hours up to June 14, 2013, being the date of the Meeting, as well as at the Meeting.

If you are a registered shareholder and are unable to attend the Meeting in person, in order for your proxy to be valid and your votes to be counted, you must date, execute and return the accompanying form of proxy to the Company, c/o Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 (Attn: Proxy Department), by not later than 2:00 p.m. (Vancouver time) on Wednesday, June 12, 2013, or if the Meeting is adjourned, not later than 48 hours (excluding Saturdays and holidays) before the time for holding the adjourned meeting.

If you are a non-registered shareholder and receive these materials through your broker or another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or other intermediary. If you are a non-registered shareholder and do not complete and return the materials in accordance with such instructions, you may lose the right to vote at the Meeting.

DATED at Vancouver, British Columbia, this 13th day of May, 2013.

BY ORDER OF THE BOARD

“Clive Johnson”

Clive Johnson
President, Chief Executive Officer
and Director